SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549




                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934



                    Browning-Ferris Industries, Inc.
                            (Name of Issuer)



                     Common Stock, $16-2/3 Par Value
                     (Title of Class of Securities)



                               115885 10 5
                             (CUSIP Number)


Alan C. Frazier                         Gerald K. Burger
Vice President                          Vice President and Secretary
Wachovia Bank of North                  Browning-Ferris Industries, Inc.
Carolina, N.A.                          757 N. Eldridge
301 North Main Street                   Houston, TX 77079
Winston-Salem, NC 27150-3099            (713) 870-8100
(910) 770-6984


    _________________________________________________________________
        (Name, address and telephone number of person authorized to receive notices and communications)



                          February 28, 1995

     _________________________________________________________________
          (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box: [  ]

Check the following box if a fee is being paid with this statement:
[X]

1.   ____________________________________________________________
     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Wavhovia Bank of North Carolina, N.A., as Trustee for the Browning-Ferris Industries, Inc. Stock and Employee Benefit Trust
     ____________________________________________________________
2.   Check the Appropriate Box if a Member of a Group
                                                       (a)  [  ]
                                                       (b)  [  ]
     ____________________________________________________________
3.   SEC Use Only
     ____________________________________________________________
4.   Source of Funds

     SC, OO
     ____________________________________________________________
5.   Check Box if Disclosure of Legal Proceedings is Required
     pursuant to Item 2(d) or 2(e)                          [  ]

     ____________________________________________________________
6.   Citizenship or Place of Organization

     Delaware
     ____________________________________________________________
     Number of                7.   Sole Voting Power
     Shares                                  0
     Beneficially             8.   Shared Voting Power
     Owned by                           15,000,000
     Each Reporting           9.   Sole Dispositive Power
     Person With                             0
                             10.   Shared Dispositive Power
                                        15,000,000

     ____________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          15,000,000
     ____________________________________________________________
12.  Check if the Aggregate Amount is Row (11) Excludes Certain
     Shares                                                 [  ]
     ____________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

          7.6%
     ____________________________________________________________
14.  Type of Reporting Person

     BK, EP
     ____________________________________________________________

The filing of this statement on Schedule 13D by the Browning-Ferris Industries, Inc. Stock and Employee Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank of North Carolina, N.A., a trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this statement or is required to file this statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this statement.

Item. 1.  Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, $16 2/3 par value per share (the "Common Stock"), of Browning-Ferris Industries, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 757 N. Eldridge, Houston, Texas 77079.

Item 2.   Identity and Background.

This statement is being filed by the Trust. The Trust's address is c/o Wachovia Bank of North Carolina, N.A., 301 North Main Street, Winston-Salem, North Carolina 27102. The Trustee's address is 301 North Main Street, Winston-Salem, North Carolina 27102. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On February 28, 1995, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"). On the same date, the Issuer and the Trustee, as trustee for the Trust, entered into a common stock purchase agreement (the "Purchase Agreement") pursuant to which the Issuer sold 15,000,000 shares of Common Stock to the Trust in exchange for a promissory note in the amount of $456,874,500.00 (the "Note"). The Note bears interest at the rate of 8.5% per annum. Interest on the unpaid principal balance of Note is payable annually and principal on the Note is due and payable on September 30, 2000.

The Issuer may from time to time contribute cash to the Trust which, together with earnings of the Trust (primarily dividends on the Common Stock) will be applied to make principal and interest payments on the Note. If the Issuer fails to make sufficient contributions, then a corresponding amount of the principal of and interest on the Note will be forgiven.

Item 4.   Purpose of Transaction.

The Issuer has advised the Trustee that the Trust was created for the purpose of pre-funding a portion of the Issuer's future obligations under employee benefit plans (the "Plans"), including cash and stock incentive plans and savings plans, and for other transactions through which the Issuer might otherwise issue Common Stock (the "Corporate Purposes"), including a public or private offering, conversion of debt or preferred stock that is convertible into Common Stock and acquisitions funded with Common Stock.

The Issuer has also advised the Trustee that the creation of the Trust and the purchase of shares of Common Stock by the Trust would not have antitakeover effects. Pursuant to the terms of the Trust Agreement, the Trustee is required to vote the shares of Common Stock held by the Trust in accordance with the directions of the Board of Directors of the Issuer. Accordingly, pursuant to Section 160 of the Delaware General Corporation Law, the shares of Common Stock held by the Trust may not be voted or counted for quorum purposes. Additionally, the Trust Agreement provides that if a tender or exchange offer is commenced for Common Stock, the shares of Common Stock held by the Trust will be transferred to the Issuer in full payment of the remaining balance of the Note.

Item 5.   Interest in Securities of the Issuer.

The Trust holds 15,000,000 shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. Shares of Common Stock acquired pursuant to the Purchase Agreement are held in the Trust and will be released as the Trust repays the Note to the Issuer. Released shares will be allocated either (i) to the accounts of participants in certain of the Issuer's Plans or (ii) to satisfy Common Stock requirements for the Corporate Purposes, in each case, in the manner set forth in the Trust Agreement. If the Issuer has previously satisfied current requirements of such Plans or Corporate Purposes, released shares of equivalent value may be delivered to the Issuer. As of the date hereof, no shares of Common Stock have been released from the Trust pursuant to the terms of the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the Plans will be decreased by the value of the shares allocated to the Plans from the Trust.

The Trustee has no discretion in the manner in which the Common Stock will be voted. The Trust Agreement provides that the Board of Directors of the Issuer will determine the manner in which shares of Common Stock held in the Trust are voted. Therefore, in accordance with Section 160 of the Delaware General Corporation Law, the shares of Common Stock held by the Trust may not be voted or counted for quorum purposes. The Trust Agreement also provides that if a tender or exchange offer is commenced for Common Stock, then the shares of Common Stock held by the Trust will be transferred to the Issuer in full payment of the remaining balance of the Note.

The filing of this statement on Schedule D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this statement or is required to file this statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this statement.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer. The Trust Agreement, the Purchase Agreement and the Note are described in Items 3 and 5 of this statement.

Item 7.   Material to be Filed as Exhibits.

(a)  Browning-Ferris Industries, Inc. Stock and Employee Benefit
     Trust Agreement, dated as of February 28, 1995, between
     Browning-Ferris Industries, Inc. and Wachovia Bank of North
     Carolina, N.A., as trustee for the Browning-Ferris Industries, Inc. Stock and Employee Benefit Trust.

(b) Common Stock Purchase Agreement, dated as of February 28, 1995, between Browning-Ferris Industries, Inc. and Wachovia Bank of North Carolina, N.A., as trustee for the Browning-Ferris Industries, Inc. Stock and Employee Benefit Trust.

(c) Promissory Note, dated February 28, 1995, issued to Browning-Ferris Industries, Inc. by Wachovia Bank of North Carolina,
     N.A., as trustee for the Browning-Ferris Industries, Inc.
     Stock and Employee Benefit Trust.



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1995

                                            WACHOVIA BANK
                                      OF NORTH CAROLINA, N.A.,
                                               Trustee

                                        /s/ Alan C. Frazier
                                   -----------------------------
                                   Name:    Alan C. Frazier
                                   Title:   Vice President